08001123

Emeco Holdings Limited

4 March 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
110

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Notice of Initial Substantial Shareholder, 4 March 2008 – Indus & other parties*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

dlw 3/11

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Deacons

Level 39
BankWest Tower
108 St Georges Terrace
Perth WA 6000
Australia
GPO Box P1225
Perth WA 6844
DX139 Perth
Tel +61 (0)8 9426 3222
Fax +61 (0)8 9426 3444
www.deacons.com.au
ABN 32 720 868 049

Other Offices

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4 March 2008

By Facsimile: 1300 135 638

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
110

Company Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

Attention: The Manager

Our Ref: 2611367

Dear Sirs

Notice of initial substantial holder

We act for Indus Capital Partners, LLC, Indus Asia Pacific Master Fund Ltd and Indus Global Strategies Master Fund Ltd (**Indus Parties**).

On behalf of the Indus Parties, in accordance with section 671B of the *Corporations Act* 2001, we attach a Notice of Initial Substantial Holder (Form 603) in respect of Emeco Holdings Limited ACN 112 188 815 (**Emeco**).

A copy of the attached notice is being provided to Emeco.

Yours faithfully

James Stewart
Partner
Deacons
Direct line: +61 (0)8 9426 3212
Email: james.stewart@deacons.com.au

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: ACN 112 188 815

1. Details of substantial holder (1)

Name: See Item 1 of Annexure "A" (Indus Parties)

ACN/ARSN (if applicable):

The holder became a substantial holder on 29/02/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
See Item 2 of Annexure "A"			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Item 3 of Annexure "A"		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Item 4 of Annexure "A"			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
See Item 5 of Annexure "A"			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See item 6 of Annexure "A"	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See item 1 of Annexure "A"	

Signature

print name	Brian Guzman	capacity	Authorized Signatory
sign here	[signature]	date	04/03/08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

Emeco Holdings Limited
ACN 112 188 815

This is the Annexure "A" of 3 pages referred to in Form 603 – Notice of Initial Substantial Holder.

Item 1 – Details of substantial holders

Name	Address
Indus Capital Partners, LLC.	152 West 57th Street 28th Floor New York, NY 10019
Indus Asia Pacific Master Fund, Ltd.	
Indus Global Strategies Master Fund, Ltd.	

Item 2 – Details of voting power

Substantial holder/Associate	Class of securities	Number of securities	Person's votes	Voting power
Indus Parties.	Ordinary shares	32,552,707	32,552,707	5.16%

Item 3 and Item 4 – Details of relevant interests and details of present registered holders

Holder of relevant interest	Nature of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Number of ordinary shares
Indus Capital Partners, LLC.	Power to control the exercise of right to vote and dispose of securities as fund manager of Indus Asia Pacific Master Fund Ltd and Indus Global Strategies Master Fund Ltd.	Indus Asia Pacific Master Fund Ltd.	Indus Asia Pacific Master Fund Ltd.	30,513,088
		Indus Global Strategies Master Fund Ltd.	Indus Global Strategies Master Fund Ltd.	2,039,619
Indus Asia Pacific Master Fund Ltd.	Holder of shares	Indus Asia Pacific Master Fund Ltd.	Indus Asia Pacific Master Fund Ltd.	30,513,088
Indus Global Strategies Master Fund Ltd.	Holder of shares	Indus Global Strategies Master Fund Ltd.	Indus Global Strategies Master Fund Ltd.	2,039,619

Item 5 – Consideration

Holder of relevant interest	Date of acquisition	Consideration (AUD)	Number of ordinary shares
Indus Asia Pacific Master Fund Ltd.	9 November 2007	199,433.99	174,824
	12 November 2007	651,781.13	575,000
	15 November 2007	562,943.15	500,000
	16 November 2007	441,873.94	393,525
	19 November 2007	7,320.41	6,475
	20 November 2007	22,508.74	19,947
	18 December 2007	567,910.63	546,100
	19 December 2007	668,163.71	641,885
	20 December 2007	2,921,523.52	2,858,015
	17 January 2008	430,759.33	430,329
	22 January 2008	974,573.60	1,000,000
	23 January 2008	663,142.48	700,000
	24 January 2008	336,581.25	350,000
	25 January 2008	500,007.28	519,671
	30 January 2008	1,682,199.52	2,320,000
	29 February 2008	708,753.73	918,246
Indus Global Strategies Master Fund Ltd.	18 December 2007	32,238.11	31,000
	19 December 2007	37,577.93	36,100
	20 December 2007	164,475.39	160,900
	30 January 2008	420,549.88	580,000
	29 February 2008	69,481.71	90,019

Item 6 – Associates

Substantial holder	Associates	Nature of Association
Indus Capital Partners, LLC.	Indus Asia Pacific Master Fund Ltd.	Act in concert in relation to the shares. Indus Capital Partners, LLC is manager of Indus Asia Pacific Master Fund, Ltd.
	Indus Global Strategies Master Fund Ltd.	Act in concert in relation to the shares. Indus Capital Partners, LLC is manager of Indus Global Strategies Master Fund Ltd.
Indus Asia Pacific Master Fund Ltd.	Indus Capital Partners, LLC.	Act in concert in relation to the shares. Indus Capital Partners, LLC is manager of Indus Asia Pacific Master Fund Ltd.
Indus Global Strategies Master Fund Ltd.	Indus Capital Partners, LLC.	Act in concert in relation to the shares. Indus Capital Partners, LLC is manager of Indus Global Strategies Master Fund Ltd.

Signed: .... Date: 04/03/08

Name: Brian Guzman

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	04-Mar-2008
Time	14:18:30
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Emeco Holdings Limited

4 March 2008 **Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
110

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 4 March 2008 – Change of Director's Interest Notice – Laurie Freedman*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence Freedman
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Temasek Holdings Pty Ltd is the trustee of the LC Freedman Family Trust, a family trust related to Mr Freedman Temasek Holdings is also the trustee of the Freedman Superannuation Fund, a superannuation fund of which Mr Freedman is a beneficiary
Date of change	4 March 2008
No. of securities held prior to change	18,000,000 ordinary shares
Class	Ordinary fully paid shares
Number acquired	700,000 shares by Temasek Holdings Pty Ltd as the trustee of the LC Freedman Family Trust 300,000 shares by Temasek Holdings Pty Ltd as the trustee of the Freedman Superannuation Fund

+ See chapter 19 for defined terms.

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	An average price of 74.545 cents
No. of securities held after change	18,700,000 by Temasek Holdings Pty Ltd as the trustee of the LC Freedman Family Trust 300,000 by Temasek Holdings Pty Ltd as the trustee of the Freedman Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	04-Mar-2008
Time	15:12:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

END